Clarification of the news report that Chunghwa Telecom performed due diligence at Taiwan Star

Date of events: 2015/01/03

Contents:

1.	Date of occurrence of the event: 2015/01/03

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A

5.	Name of the reporting media: Commercial Times

6.	Content of the report: Chunghwa Telecom performed due diligence at Taiwan Star

7.	Cause of occurrence: None

8.	Countermeasures: The news report is a market rumor. The Company follows its internal processes for each and every investment opportunity.

9.	Any other matters that need to be specified: None